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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 7 2014

Washington DC
404

SEC FILE NUMBER
8-25338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**1/01/13**___ AND ENDING___**12/31/13**___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
<u>American Municipal Securities, Inc.</u>

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>720 Second Avenue, South</u>
                                       (No. and Street)

<u>St. Petersburg</u>	<u>Florida</u>	<u>33701</u>
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

<u>John C. Petagna, Jr.</u>   <u>(727) 825-0522</u>
                                                                   (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Hacker, Johnson & Smith PA</u>
                             (Name – of individual, state, last, first, middle name)

<u>500 North Westshore Boulevard, Suite 1000, Tampa, Florida</u>			<u>33609</u>
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2013, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.

Jeanne W. Steuart, Senior Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
26ᵗʰ day of February, 2014.

(Signature of Notary Public)

CHRISTINE L. BEAUREGARD
Commission # FF 078264
Expires January 13, 2018
Bonded Thru Troy Fain Insurance 800-385-7019

Personally known: X

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
__	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
__	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	And Oath or Affirmation.
X	(m)	A copy of SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

To the Stockholders
American Municipal Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition for American Municipal Securities, Inc. (the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

To the Stockholders
American Municipal Securities, Inc.
Page Two

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 24, 2014

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

Assets

Cash, including interest-bearing deposits of $17,052	$ 140,063
Receivable from clearing organization	18,760
Securities owned, at fair value	11,138,308
Accrued interest receivable	165,651
Premises and equipment, net	31,276
Other assets and prepaid expenses	51,225
Total	$ 11,545,283

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	21,677
Payable to clearing broker	6,333,780
Accrued expenses and other liabilities	1,241,183
Total liabilities	7,596,640
Commitments and contingencies (Notes 3, 8 and 9)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10	
(authorized 45,000 shares; none issued)	-
Common stock, $.10 par value (authorized	
30,000 shares; 6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	3,641,343
Total stockholders' equity	3,948,643
Total	$ 11,545,283

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Income

Year Ended December 31, 2013

Revenues:	
Principal transactions	$ 2,575,922
Commissions	1,934,657
Interest	611,028
Other	9,441
Total revenues	5,131,048
Expenses:	
Commissions	1,986,515
Compensation and employee benefits	1,303,107
Trading fees	322,852
Clearing fees	266,652
Communications	41,625
Interest	83,740
Rent	147,028
Depreciation and amortization	21,971
Promotional costs	47,513
Other	446,537
Total expenses	4,667,540
Net income	$ 463,508

See accompanying Notes to Financial Statements.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Income	Total Stockholders' Equity
Balance at December 31, 2012	$ 660	306,640	3,727,835	4,035,135
Net income	-	-	463,508	463,508
Dividends paid	-	-	(550,000)	(550,000)
Balance at December 31, 2013	$ 660	306,640	3,641,343	3,948,643

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 463,508
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	21,971
Increase in accrued interest receivable, receivable from noncustomer and other assets and prepaid expenses	(43,310)
Increase in receivable from clearing organization	(4,521)
Decrease in securities owned	3,248,015
Decrease in payable to clearing broker	(3,133,725)
Decrease in accounts payable	(4,701)
Increase in accrued expenses and other liabilities	33,399
Net cash provided by operating activities	580,636
Cash flows used in investing activity-	
Purchases of premises and equipment	(17,260)
Cash flows used in financing activity-	
Dividend on common stock	(550,000)
Net increase in cash	13,376
Cash at beginning of year	126,687
Cash at end of year	$ 140,063
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ 83,740

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with branch offices in Little Rock, Arkansas and Winter Garden, Florida. The Company closed the Winter Garden, Florida office in September 2013. The Company is a retail securities dealer, underwriter and market maker operating primarily in the United States of America. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 24, 2014, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at fair value. Unrealized gains and losses on securities owned are reflected currently in securities trading income.

Depreciation and Amortization. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2013, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2010.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. The following describes valuation methodologies used for assets measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. State and municipal obligations are valued using the Electronic Municipal Market Access system from the Municipal Securities Rulemaking Board. The price from the last "inter-dealer" trade of the year is generally the fair value. Because this is not an active market, but has significant other observable inputs, their securities are classified with Level 2 of the valuation hierarchy.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2013 is as follows:

Furniture and equipment	$ 498,198
Leasehold improvements	33,380
Total, at cost	531,578
Less accumulated depreciation and amortization	500,302
Premises and equipment, net	$ 31,276

The Company leases its office facilities and certain equipment under various operating leases. The leases contain escalation clauses based upon increases in operating expenses, real estate taxes, utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $147,028 during the year ended December 31, 2013 and included $102,000 paid to related parties. The leases expire in 2014. Minimum future lease payments at December 31, 2013 were $51,000.

(continued)

11

(4) Securities Owned

Marketable securities owned consist of trading and investment securities and are as follows:

State and municipal obligations	$ 11,087,548
Corporate debt securities	50,760
	$ 11,138,308

At December 31, 2013, the Company did not have any securities that would be classified as sold, not yet purchased.

Securities owned measured at fair value on a recurring basis are summarized below:

	Fair Value As of December 31, 2013	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 11,087,548	-	11,087,548	-
Corporate debt securities	50,760	-	50,760	-
	$ 11,138,308	-	11,138,308	-

During the year ended December 31, 2013, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (1.5% at December 31, 2013) that generally corresponds to the federal funds rate plus 0.9%. At December 31, 2013, $6,333,780 had been advanced to purchase securities. At December 31, 2013, this account is collateralized by securities owned with a carrying value of $11,138,308.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed one year of service and have attained age twenty-one. The Company did not contribute to the plan for the year ended December 31, 2013.

(continued)

AMERICAN MUNICIPAL SECURITIES, INC.

Notes to Financial Statements, Continued

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by 1,500 percent of its net capital. At December 31, 2013, the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $3,164,743 and the percentage of aggregate indebtedness to net capital was 40%.

(8) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

13

AMERICAN MUNICIPAL SECURITIES, INC.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

December 31, 2013

NET CAPITAL

Total stockholder's equity		$ 3,948,643
Total capital and allowable subordinated liabilities		3,948,643
Deductions and/or changes:		
Furniture, equipment, and leasehold improvements	$ 31,276	
Other assets	51,225	82,501
Net capital before haircuts on securities positions		3,866,142
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1):		
Trading and investment securities:		
Exempted securities	693,785	
Debt securities	7,614	701,399
Net capital		$ 3,164,743

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 84,191
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 3,064,743

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses and other liabilities	$ 1,262,760
Total A.I. Liabilities from Statement of Financial Condition	1,262,860
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 1,262,860
Percentage of aggregate indebtedness to net capital	40%

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 24, 2014

American Municipal Securities, Inc.
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedule of American Municipal Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,




HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

American Municipal Securities, Inc.
720 Second Avenue, South
St. Petersburg, Florida 33701

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by American Municipal Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Municipal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Municipal Securities, Inc.'s management is responsible for American Municipal Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2013 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 24, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
025338   FINRA   DEC
AMERICAN MUNICIPAL SECURITIES INC   14*14
720 2ND AVE S
ST PETERSBURG FL 33701-4006
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeanne W. Steuart   (800)868-6864

2. A. General Assessment (item 2e from page 2) — $ 9,310 ℀

    B. Less payment made with SIPC-6 filed (exclude interest) — (3,885 !)

        July 23, 2013
        Date Paid

    C. Less prior overpayment applied — ( )

    D. Assessment balance due or (overpayment) — 5,425

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — ₤

    F. Total assessment balance and interest due (or overpayment carried forward) — $ 5,425 &

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) — $ 5,425 @

    H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Municipal Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of January , 20 14 .

Senior Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,131,048 #

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions   0

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,056,427 A-09.2

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   266,652 A-09.2

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   45 A-09.2

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 83,740 A-02

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 634

       Enter the greater of line (i) or (ii)   83,740 A-09.2

   Total deductions·   1,406,864 IT

2d. SIPC Net Operating Revenues $ 3,724,184 IT

2e. General Assessment @ .0025 $ 9,310 Rx

   (to page 1, line 2.A.)

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